

October 26, 2022

Yongsheng Liu
Chief Executive Officer
SunCar Technology Group Inc.
c/o Shanghai Feiyou Trading Co., Ltd.
Suite 209, No. 656 Lingshi Road
Jing'an District, Shanghai, 200072
People's Republic of China

> **Re: SunCar Technology Group Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form F-4**
> **Submitted October 11, 2022**
> **CIK No. 0001936804**

Dear Yongsheng Liu:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-4 Submitted October 11, 2022

Cover Page

1.  We note your response to comment 1 and we reissue. Your corporate structure as a Cayman Islands holding company with operations primarily conducted by its subsidiaries in China involves unique risks to investors. Please revise to acknowledge this risk.

Regulatory Approvals, page 20

2.  We note your amended disclosure in response to comment 6. Please revise to discuss more fully the permissions and approvals required to operate your business. In this

regard, we note your statement that "as advised by our PRC counsel, our PRC Operating Entities have obtained all permissions and approvals required for our operations under the relevant PRC laws and regulations in the PRC." Please revise to state whether this statement applies to the holding company as well. Finally, we note that you deleted the following statement "[a]s of the date of this prospectus, we are not denied any permissions or approvals that we and our subsidiaries are required to obtain from Chinese authorities to operate our business." Please revise to state affirmatively whether any permissions or approvals have been denied to you or your PRC Operating Entities.

Risk Factors

"The approval of the China Securities Regulatory Commission may be required ... ", page 55

3.      We note your response to comment 10. However it does not appear that you have revised the risk factors regarding CSRC and CAC oversight to explicitly state whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC, or any other governmental agency that is required to approve your operations, and to state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. To the extent you conclude no permissions or approvals are required or are applicable, please discuss the basis for these conclusions and disclose whether an opinion of counsel was obtained.

Material U.S. Federal Income Tax Consequences, page 87

4.      We note your response to comment 15. Please revise to remove all language stating that the information in this section is a "general discussion" and "summary" or that "it should not be construed as tax advice." With respect to your statements regarding tax advisors, you may recommend that investors consult their own tax advisors or counsel, particularly with respect to the personal tax consequences of the investment, which may vary for investors in different tax situations; however, you may not advise that investors should consult their own tax advisors as to the consequences of the transactions. Please refer to Section III.D.1 of Staff Legal Bulletin 19.

U.S. Federal Income Tax Consequences of the Acquisition Merger to U.S. Holders, page 90

5.      We note your response to comment 14 and reissue. Please revise this section to address the material federal income tax consequences to investors of the Acquisition Merger. We note that a description of the law does not satisfy the requirement to provide an opinion on the material federal income tax consequences of the transaction. Refer to Section III.C.2 of Staff Legal Bulletin No. 19. In this regard, we note the phrase in the second paragraph "[i]f the Acquisition Merger qualifies as a 'reorganization' within the meaning of section 368 of the Code ... ." Company counsel should provide a "will," "should," or "more likely than not" opinion with respect to the material tax consequences of the transaction. Refer to Section III.C.4 of Staff Legal Bulletin No. 19. Please revise accordingly.

Auto Services Group Limited Unaudited Financial Statements
Note 3. Discontinued Operations, page F-64

6.     You disclose the transfer of the total equity of Shengda Group at a nominal consideration of RMB1 to an affiliate of Mr. Ye Zaichang due to the net liability position of Shengda Group as of the transfer date.  However, it appears there was a RMB282 million ($42,000) payable owed to Shengda Group for the transfer of SUNCAR Online as disclosed in Note 11.  Please clarify how you accounted for the related party payables due to Shengda Group that was previously eliminated upon consolidation in connection with the transfer of the equity of the Shengda Group.  If it was not included in the transfer of the equity in the Shengda Group, please explain why.

     You may contact Tony Watson at (202) 551-3318 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.  Please contact Cara Wirth at (202) 551-7127 or Donald Field at (202) 551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:     Giovanni Caruso, Esq.